
YOUR lips
PRESENTATION
IS LOADING...

LIPS

Instagram alternative built for women, the LGBTQ+ community, & their fans

OVERVIEW DETAILS POSTS WHAT INVESTORS SAY ASK A QUESTION

Highlights

1. 📈 Over 10,000 (!!) new users in our first month
2. 🗞️ Featured in Mashable, The Daily Beast, Forbes, Huffington Post, and Maxim
3. 🤩 Celebrity support with over 6M reach ready to engage post-funding

4 📱Untapped Market of 350M+ Social Media Users

5 🤓 Patent-pending ML & Blockchain applications to prevent biased censorship, harassment & plagiarism

6 🧠 Headstream Grad - supported by Pivotal Ventures, an incubation company created by Melinda Gates

8 🏆 Winner LGBTQ+ Inclusion in Tech Award from WomenTech Network

Team



Annie Brown Founder

Published social algorithm researcher & Forbes contributor with 10 years technology development and marketing experience. Previously @ Grameen Bank, Planned Parenthood, & participated in Y Combinator as Communications Director @ Superside (W16).

linkedin.com



Barbara Bickham CTO & Blockchain Advisor

Invited to be on the first Women of Color in Blockchain Congressional Briefing in D.C. Past Fundraising: $50M, 3 Acquired. 25+ years of experience in technologies ranging from IoT, Blockchain, Augmented Reality, and Artificial Intelligence.

trailyn.com



Val Elefante Head of Community

Expanded Lips community to over 2K brands and influencers, as well as 20K engaged Instagram followers. Sextech newsletter writer & erotic filmmaker, Studied intersectional feminism & queer theory at Harvard.

valelefante.com



Julija Rukanskaitė Head of Product, UX/UI Designer

An interaction designer and artist based in Malmö, Sweden, Julija has written about and organized several art projects internationally. She is also the UX designer of Arttice.com, a platform for networking and mapping cultural players and artists.



Raj Sanghvi Lead Engineer

Built applications and eCommerce solutions used by millions including Poshmark and The Skinny Confidential.



Annie Brown

Memo

what is lips?

Lips is a community-designed social media platform and marketplace with a social mission: to improve the mental health and financial well-being of women, non-binary folks, & the LGBTQIA+ community.

Censorship, harassment, and plagiarism on mainstream apps hinder us and reproduce inequality.

Lips is a digital space where these groups can express themselves creatively, buy and sell their work, and never worry about being banned or targeted with abuse.

explosive growth

- 10,000+ organic, active, new users in our first month live!
- Featured in Mashable, The Daily Beast, Forbes, Huffington Post, & more
- Celebrity support, including creator partners with a reach of over 6M


lips
a creative space for women-identified & lgbtqia+ creators & their fans
SIGN IN
JUST BROWSE
you must be 17 or older to use Lips
lips
lips
#expressyourself
#sexpositive
#queer
#bodypositive
#art
community guidelines
create
lips.social

Lips unlocks extraordinary opportunities (and revenue) lost on mainstream platforms as a result of the inability to serve these

marginalized groups. But rather than trying to fix existing platforms, we want to give our community ownership over these technologies so that they can actually, finally profit from the immense value they bring to the platform.

To be clear, all posts on Lips are LEGAL ARTWORK - only banned on other platforms due to blanket policies & discrimination caused by insufficient awareness, lack of nuance, encoded biases, and a shortage of diversity on technical teams.



the problem

Research shows that women, non-binary folks, & the LGBTQIA+ community do not feel safe expressing themselves online due to censorship and harassment.

One study by CHEQ found that 73% of LGBT content online is (wrongly) flagged as "inappropriate." And in May of 2021, GLAAD ruled all major social media platforms "categorically unsafe" for LGBTQ users.

Artists, activists, sex educators, and sexual wellness companies regularly have their posts removed, advertisements rejected, and accounts deleted without warning

and accounts deleted without warning.

Our viral Instagram campaign, #bannedonthegram has had 250K reach & growing.


@gabalexa
#bannedonthegram
@riotsandcrows
#bannedonthegram
@rattlsnake_
queer slut witch
#bannedonthegram

#bannedonthegram

Hannah aka @rattlsnake_ is a 22 year-old, body-positive activist & professional artist whose account was deleted at 15.3K followers.



There are millions like her looking for a more ethical and trust-worthy platform.


#bannedonthegram
@opalslutuniverse


exotic.cancer • Following
exotic.cancer Please follow my backup account @exotic.cancerr 🥲 I got a notification today warning me that my account is at risk of being deleted. I've even been careful lately with the content I'm creating, but this warning


#bannedonthegram
deleted @ 400K followers
came after a post I made nearly two years ago was taken down today. I've had to heavily censor my profile and remove so many of my favourite posts. Even when I follow the guidelines, things still get removed, and just because other artists are allowed to post explicit art, doesn't seem to mean I can too. It's super confusing. I feel like I'm walking on eggshells every time I make a new post. Drawing nipples seems to be fine, but you won't see me posting full nudity anymore. It's
Liked by lips_zine and 46,801 others
AUGUST 22, 2019
Add a comment...
Post
FUCK YOUR
BEAUTY STANDARDS
@exotic.cancer


#bannedonthegram
@isabelaescobart


@gabalexa
#bannedonthegram
TOMBOYX

our solution

The Lips app is designed with marginalized voices at its center. We combine patent-pending machine learning and blockchain technologies, clear community guidelines, proactive & feminist moderation, and built-in UI/UX protections against censorship, harassment, and plagiarism to

create a space online where marginalized communities can thrive.

Right now, there is so much potential revenue opportunities lost because platforms are not adequately serving women, non-binary, BIPOC, & LGBTQIA+ people in digital space.

Rather than serve us, these platforms censor us; stunt our businesses; allow us to be bullied, trolled, harassed; and ultimately cause us harm that perpetuates injustice and inequality. But now, we've built something better.


lips
val My 2021 Vision Board This past year took many unexpected turns. There was a lot that I wanted to manifest but couldn't as a result of the circumstances. But at the same time there were so many experiences, connections, triumphs, and learnings that I could not have anticipated but that served me so well - better, even, than I could have served myself.
From physical stillness came a lot of mental and emotional progress. Kicking off 2021 feels amazing because I can trust that everything I've learned will be there to support me in the future. I also have the best people - like truly - and enjoying life with them fills my heart with joy & love. I can't wait for all that 2021 will bring to me, to my people, & to
lips
zinestress

Some features of Lips v.1 : only approved accounts can post (but anyone can browse public content & support creators), user-controlled moderation (you can adjust categories of content you see and don't see at any time), and reposting/reblogging (a Tumblr fan-favorite; show your support by elevating content by creators you love).


we are so excited for you to share your voice on lips!
In order to reduce hate-speech and harassment on the Lips app, we ask that new users tell us a bit about what you'd like to post. This is a one time thing. Once approved you will be able to post whenever and whatever you like!
You can post (almost) ANYTHING on Lips without having to worry about biased censorship. We see you, we hear you, and we want you to express yourself!
Our only ask is that you read and adhere to our community guidelines, which have been carefully crafted BY THE COMMUNITY. These guidelines ensure an open & honest environment, where everyone has the chance to safely speak their truth - without fear of
GET APPROVED
USE AN ACCESS CODE
lips
Upload post examples (images of visuals or text)*
website/portfolio/blog/public social media account
Why do you want to post on Lips?*
000/500
If you plan to share the work of others on your profile that is fine! However, we ask that you give full credit to any artists/creators involved.
Lips loves our creators, so intentional plagiarism or copyright infringement is a one-way ticket to outta here town for sure.
Submit
feed settings
Things you're seeing more of
Click to unselect or browse for more tags to add
#lgbtqia
#bodypositive
#selflove
#bodylove
#art
#eroticart
ADD MORE
Things you're not seeing
Click to unselect or browse for more tags to add
#blood
#selfharm
#triggerwarning
#fullnude
ADD MORE
blocked users
users you block will appear here

business model

Lips provides SaaS growth, advertising, and commerce tools for paying influencers, creators, & brands. For a monthly subscription fee, brands and artists will be able to create a marketplace profile.

Additionally, our advanced (patented) technological systems can be sold to companies such as Google Search, IBM Watson, Amazon, and Etsy to make their existing platforms more inclusive and accurate.

This ethical, anonymous, and diverse data will become increasingly valuable as the public demands more inclusive technologies.



post, sell & buy

Unlike other sharing platforms, fans will be able to easily and quickly purchase directly from the community feed in a fun, easy, and secure way. Think of Lips as a combination of Instagram, Pinterest, and Etsy – but more community oriented and inclusive.

Additionally, because Lips is building on the Telos blockchain, our product will allow for revolutionary, and much-needed features for our community such as:

- The option of immutable ownership of content – anonymous or signed
- NFT sales for marginalized artists
- Secure payment options for marketplace

- Secure community voting for moderation and community representation

market-size

Because Lips is already available on all devices worldwide, we estimate that we can immediately target 87M women and 264M LGBTQ users with a global marketing strategy.

These numbers do not include the millions of heterosexual male fans who will use Lips to support their favorite creators.




projected revenue
Year Two
Year Three
Year Four
Year Five
SaaS Revenue
Ads
Algorithmic Model
0
1,000,000
2,000,000
3,000,000
4,000,000
5,000,000

Disclaimer: This slide contains forward-looking projections that cannot be guaranteed


ADWEEK
2 Female Sexual Wellness Companies Call Out the Ad Policies of MTA and Social Platforms
In addition to creating a website, the brands are hosting a protest outside of Facebook's New York offices
#bannedonthegram
approved, not approved
@dameproducts
(Workshops)
Dame
Enhance your intimacy with our suite of courses, exercises, and materials developed by experts.




@unboundbabes
My hand
My vibrator
#bannedonthegram


Something isn't working
Briefly explain what happened. How do you reproduce the issue?
deleted @ 700K followers
@katsandcrows has had her account accidentally deactivated for the FOURTH time. Please reactivate the account!
#bannedonthegram
@riotsandcrows


@msgiggles
YOU DON'T HAVE TO MAKE YOURSELF SMALLER TO MAKE OTHER PEOPLE COMFORTABLE
why does my body keep getting deleted
This year let's have more compassion and care and less tummy tea, and fad diets
#bannedonthegram

invest in inclusive technology

When built right (aka 'with' not 'for' communities), these technologies ultimately

better serve everyone.

Lips is already deeply invested in our community's wellbeing – from co-design sessions, to community guidelines, to an active user feedback group on signal. We are committed to involving the community in decision-making about everything going forward. Selling equity in Lips to you, the community, is one way how we can act on that commitment on a financial level.

Your investment will go directly towards meeting growing demand, as well as community-requested and co-designed features, such as:

- Safe & innovative commenting features
- Marketplace for creators
- Creator advertising & analytics dashboard
- Improved feed and profile customization
- Improved user safety & protections against plagiarism


badvibeart
welcome to lips
lips
it is with great
lips


Lips is a digital space that centers and raises the voices and creation of historically marginalized communities including women, non-binary folks, BIPOC, and the LGBTQIA+ community.
As artists, creators and members of these marginalized communities ourselves, we built Lips because we were fed up with the biased censorship, harassment, and abuse to our self image we faced on mainstream platforms. On Lips, we hope you feel welcomed, recognized, and valued.
These 6 guiding principles are based on inclusivity and reflect our community values rather than those of the heterosexual cis, white, male-dominated tech industry we aim to resist. Please read the guidelines carefully and adhere to them while you occupy this digital space.
eeee, super excited to be starting this up just in time for 2021
If u wanna see my nsfw content plz make sure you give @lips_zine a go


[redacted]
I help weirdos, witches & revolutionaries to engage their audience with narrative Find out more
I just joined the @lips_zine app and can't fucking wait to get started!!
no posts yet


pleasure that we bring you the lips app v1.1
Really exciting that @lips_zine have their own app launching
Lips is a new, alternative social media (*soon-to-be social commerce*) platform built by and especially for women, non-binary folks, & the LGBTQIA+ community. Lips is a safe space online to express ourselves openly & honestly without biased censorship or harassment.
As the first creators on the Lips


I made a profile on @lips_zine ! As a lot of you know, Instagram has a problem with letting hate speech run rampant, while simultaneously censoring, shadowbanning, and even deleting accounts that are centered around queer and marginalized voices. I'm not deleting my Instagram (yet lol, we'll see) as I have many friends and connections I want to keep here. But I may be posting less frequently here and more frequently on Lips as I continue my creative journey


Aisling
Am I drawing to remember or to forget?
@lips_zine has created a new app that is free from censorship and encourages self expression!
You can find me there too :)
My username is: aisling
Lips was only launched yesterday but I cant wait to see it grow every day.


mephiz.studio lips
I'M GOING TO BE TRYING OUT A FEW NEW SOCIAL MEDIA PLATFORMS, THE FIRST ONE BEING THE ONE MADE BY @LIPS_ZINE
SO FAR, IT LOOKS GREAT, AND I CANT WAIT TO SEE HOW THE COMMUNITY WILL GROW. THIS MAY ALSO BE A GOOD SPACE FOR FUTURE JOURNAL ENTRIES...
FEEL FREE TO CHECK IT OUT VIA THEIR IG, AND I HAVE THE LINK TO MY OWN PAGE IN MY IG PROFILE
Goldsmith & Artist Adornment for Self-Reclamation Nature - Mysticism - Liminality


[redacted]
THE CHANGE IS STARTING: I'LL BE POSTING RANDOM THINGS ON @LIPS_ZINE NOW, SINCE THEY GAVE S*X POSITIVE CREATORS A CHANCE TO TALK OPENLY AND WITHOUT FEAR OF CENSORSHIP
FOR PROPER STORY UPDATES, JOIN MY NEWSLETTER, THEY CAN'T TAKE THAT AWAY FROM US!


0:01
[redacted]
Accurate footage of me running from Instagram to the new Lips app and then returning to Instagram friends to tell them its the future.

This space to create and express in such a creative and empowering community is like a breath of fresh air. Damn this feels so good. No explaining, no shame, no second guessing or feeding harmful constructs about my body or it's expression. Unapologetically Me 🍯 💅 💋

Im an artist of many many mediums who's been explicitly targetted online for my sw content. I have been harassed, targetted and had accounts deleted for it. Here's to a new era. 💙

AHHHHH I'm so excited about this app holy shit!!! I hope all of you enjoy my presence as much as I'm going to enjoy being here!

I am excited to see where this app takes us! I believe we can generate some wonderful energy, especially based on what I've seen thus far! It's truly a great relief to feel freedom!!!

Let's rise up & push our peers to also liberate themselves with a platform that's focused on inclusivity!!! This is a tool & an art form- we must use it well. ❤️

Lips is definitely becoming my favorite platform to use. I love how one can be free here and I hope myself as a content creator of color can grow here and see more people like myself in the future as well. Thanks so much for providing us with such an expressive platform

Loving the Lips app!! 🥰💕👄

this platform is making me feel so hopeful! hopeful I can continue to share my art, and promote my work so I can feed myself. and to see everyone on the explore page is such a refreshing change from the shit instagram tries to feed us. I didn't go to instagram to buy from celebrities!! I went there for community! and thats really close

much of the shame Instagram has caused, and is allowing me to continue to connect with y'all and continue healing... 💓 there's nothing wrong with a human body!!! also kids shouldn't be on the internet lmao. I really

to dying entirely (debatable it might already b dead) but I am so HAPPY to see an app that takes the love I have for art and community and allows us to share it in an unbiased way! It's allowing me to release so

lips

> questions? email us @ team@lips.social
>
> explore the app @ lips.social
>
> art provided by @rattlsnake_